                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)(1)


                              EOG RESOURCES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  293562 10 4
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                                 (CUSIP Number)

                                DECEMBER 3, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 293562 10 4                 13G                     PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        00-0000000
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable
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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        The Netherlands
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    Number of
                           5      Sole Voting Power

     Shares                       1,150
                           -----------------------------------------------------
   Beneficially            6      Shared Voting Power

                                  -0-
     Owned by              -----------------------------------------------------
                           7      Sole Dispositive Power

       Each                       1,150
                           -----------------------------------------------------
     Reporting             8      Shared Dispositive Power

    Person With                   11,500,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,501,150 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
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 11     Percent of Class Represented by Amount in Row (9)

        10.0%
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 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------


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ITEM 1(a).    NAME OF ISSUER:

              EOG Resources, Inc. (the "Company")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              333 Clay Street
              Suite 4200
              Houston, Texas  77002-7361

ITEM 2(a).    NAME OF PERSON FILING
ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
ITEM 2(c).    CITIZENSHIP

              Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.
              Croeselaan 18
              P.O. 17100
              3500 HG, Utrecht
              The Netherlands
              Cooperative credit institution organized under the laws of the Netherlands

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share, of the Company ("Common Stock")

ITEM 2(e).    CUSIP NUMBER:

              293562 10 4

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:

              (a)   [ ]  Broker or dealer registered under Section 15 of the
                         Exchange Act;

              (b)   [ ]  Bank as defined in Section 3 (a) (6) of the Exchange
                         Act;

              (c)   [ ]  Insurance company as defined in Section 3 (a) (19) of the Exchange Act;

              (d)   [ ]  Investment company registered under Section 8 of the
                         Investment Company Act;

              (e)   [ ]  An investment advisor in accordance with Rule 13d-1 (b)
                         (1) (ii) (E);

              (f)   [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1 (b) (1) (ii) (F);

              (g)   [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1 (b) (1) (ii) (G);

              (h)   [ ]  A savings association as defined in Section 3 (b) of
                         the Federal Deposit Insurance Act;

              (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;

              (j)   [ ]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4.       OWNERSHIP.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



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


              (a)   Amount beneficially owned:

                    11,501,150 shares of Common Stock*

              (b)   Percent of class:

                    10.0% (based on 115,483,474 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

              (c)   Number of shares as to which such person has:

                    (i)     Sole power to vote or to direct the vote - 1,150

                    (ii)    Shared power to vote or direct the vote - 0

                    (iii) Sole power to dispose or to direct the disposition of - 1,150

                    (iv) Shared power to dispose or to direct the disposition of - 11,500,000*

              *The Royal Bank of Canada ("RBC"), along with other parties, entered into a Sales Agency Agreement dated as of November 29, 2000 with Aeneas, L.L.C., a Delaware limited liability company ("Aeneas"), whereby Aeneas appointed RBC as its sales agent for 11,500,000 shares of EOG Resources, Inc. common stock (the "EOG Shares") held by Aeneas. However, RBC was not permitted under the Sales Agency Agreement to take any action as sales agent unless certain events (referred to as "Sales Agency Events") occurred. Thereafter, RBC, Aeneas and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank"), along with other parties, executed an Assignment, Waiver and Amendment Agreement dated as of January 31, 2001 whereby, among other things, RBC agreed that it would, if directed by Rabobank, exercise any right it had under the Sales Agency Agreement, including its right to sell the EOG Shares as sales agent upon a Sales Agency Event, in accordance with such direction. Upon receiving direction from Rabobank, RBC declared a Sales Agency Event on December 3, 2001, so that RBC gained the right to sell the EOG Shares as sales agent for Aeneas and, pursuant to the Assignment, Waiver and Amendment Agreement, Rabobank may direct RBC's disposition of the EOG Shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              NOT APPLICABLE


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              NOT APPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              NOT APPLICABLE

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              NOT APPLICABLE

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              NOT APPLICABLE



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


ITEM 10.  CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


















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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   December 14, 2001
                                      ------------------------------------------
                                                        (Date)

                                      COOPERATIEVE CENTRALE RAIFFEISEN-
                                      BOERENLEENBANK B.A.

                                              /s/ Ron M. van der Velde
                                      ------------------------------------------
                                                      (Signature)

                                      Ron M. van der Velde/Senior Vice President
                                      ------------------------------------------
                                                     (Name/Title)











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